SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                  TRAFFIX, INC.
 -------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)


                                    748762101
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                                 (CUSIP Number)


                              Saul Kaszovitz, Esq.
           Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP
                              750 Lexington Avenue
                                   23rd Floor
                            New York, New York 10022
                                 (212) 888-8200
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                 (Name , Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)

                                  June 13, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


-------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 748762101

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Michael Miller

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]  (b)  [ ]

3        SEC USE ONLY:

4        SOURCE OF FUNDS:           Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)       [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION:

                  United States

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7                 SOLE VOTING POWER

                           1,495,723 shares

8                 SHARED VOTING POWER

                           0 shares

9                 SOLE DISPOSITIVE POWER

                           1,495,723 shares

10                SHARED DISPOSITIVE POWER

                           0 shares

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           1,495,723 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES* [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                  10.5%

14   TYPE OF REPORTING PERSON*:

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1:  Security and Issuer.

         The securities to which this Amendment No. 2 to Schedule 13D relates are the shares of Common Stock, par value $.001 per share of Traffix, Inc., a corporation organized under the laws of the State of Delaware (the "Company"). The address of the Company's principal executive office is One Blue Hill Plaza, Pearl River, NY 10965.

Item 2:  Identity and Background

                  (a)      Michael Miller

                  (b)      [Business or Residence Address]

                  (c) [Present Principal Occupation and Name and Address of Employer]

                  (d)(e) During the last five years, the reporting person has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) The reporting person is a citizen of the United States of America.

Item 3:  Source or Amount of Funds or Other Consideration.

         Not applicable.

Item 4:  Purpose of the Transaction.

         Not applicable.

Item 5:  Interest in Securities of the Issuer.

         (a) As of the date hereof, the reporting person beneficially owns 1,495,723 shares of the Company's common stock, which represents approximately 10.5% of the Company's outstanding common stock.

         (b) Number of shares beneficially owned by the reporting person with:

                  SOLE VOTING POWER

                           1,495,723 shares

                  SHARED VOTING POWER

                           0 shares

                  SOLE DISPOSITIVE POWER

                           1,495,723 shares

                  SHARED DISPOSITIVE POWER

                           0 shares

         (c) The following summarizes transactions in the Common Stock effected by the reporting person during the past sixty days:

         From May 18, 2003 through June 13, 2003, the reporting person sold an aggregate of 150,000 shares of Common Stock, all in open market transactions, as follows:

             Date of the Transaction            Number of Shares Sold      Price Per Share
             -----------------------            ---------------------      ---------------
                  5/18/03                               13,000                   $2.80
                  5/29/03                                3,300                    2.80
                  5/29/03                                  500                    2.78
                  5/30/03                                5,000                    2.80
                  6/2/03                                 8,900                    2.78
                  6/2/03                                 1,200                    2.80
                  6/4/03                                18,100                    2.78
                  6/13/03                              100,000                    2.99


Item 6: Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

         Not applicable.

Item 7:  Exhibits

         None.

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 19, 2003
---------------------------------
Date

/s/Michael Miller
---------------------------------
Michael Miller

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).